

ANNUAL FORM C-AR (UPDATE AS OF DECEMBER 31, 2017

SXC Live Inc.

11601 Wilshire Blvd., Suite 500
Los Angeles, CA 90025

www.seatXchange.com

SEATXCHANGE

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company	SXC Live Inc. dba SEATXCHANGE **Corporate**
Address	11601 Wilshire Blvd. Suite 500, Los Angeles, CA 90025
Description of Business	A low flat-fee, secure event ticket marketplace where fans can connect, share, buy, sell, or exchange tickets at anytime.

THE COMPANY AND ITS BUSINESS

The Company's Business

Description of Business

A fan-focused marketplace where users can *securely* and *affordably connect*, buy, sell, and *exchange* event tickets/seats at *anytime* and access user only fan incentives.

Secure: users can view another user's ratings, reviews, and common social media connections before accepting a transaction. At the end of each transaction, each user rates and reviews the other. SXC also offers a transaction history for seats (two patents pending regarding verification of seating rights – discussed below). SXC also offers a money back guarantee.

Affordable: by charging a low flat transaction fee, SXC has aligned itself with the fans and brokers. Current online marketplaces charge high percent-based transaction fees. As ticket prices continue to rise, these percent-based fees are making it cost-prohibitive to go to live-events.

Connect: fans can connect their SXC account with their social media accounts enabling them to see which of their friends are going to an event as well as mutual connections with other users before transacting with them. With *Cost-Share*, fans can purchase tickets with their friends and each person pay for themselves and receive their own ticket. Fans can also *TransferTickets* to their connections. The Company intends to develop additional *Connect* features.

Exchange: fans can pay or get paid to exchange seats with other fans. Discussed below under "Benefits."

Anytime: Available from five days before event start-time until the event ends.

Sales, Supply Chain, & Customer Base

Initially, revenue will be derived from transaction fees. Other revenue opportunities include: (i) partnerships with venues, teams, artists, and related service providers such as last minute hotels, transportation; (ii) partners who wish to target SXC users through "act-now" product placement and featured placement in the promotions section of the platform; (iii) VIP Shop (feature will be added after product launch) – users may purchase merchandise and unique VIP experiences; (iv) access to analytical data collected during events; and (v) licensing of patent rights.

Target customer is: (i) Caucasian (70% of live-event attendance in United States); (ii) male (51%) or female (49%); (iii) between the ages of 18-34 (millennial mobile growth and nearly half of live-event attendance; and (iv) sports enthusiast (45% market; and majority men) or concert enthusiast (26% market; and majority women).

Sales, Supply Chain, & Custoer Base (Update as of December 31, 2017):

The Company beta launched the seatXchange mobile app in early September listing only events in Los Angeles occurring within the next 5 days. By December 2017, event listings were increased to 14 days. The Company quickly realized that pushing the in-venue seat exchange, a new consumer behavior that would require educating users and creating liquidity for each event to ensure a positive user experience, would be cost prohibitive and the Company would run out of money before the potential in that market could be realized. Instead, the Company identified and focused on the most common problem every fan experiences -- high percentage fees! By targeting every fan's primary concern - saving them money – the value proposition would attract users faster and in turn create liquidity on our app to later enable the in-venue seat exchange. As a result, the Company launched with zero transaction fees. While the zero fee launch strategy exceeded Company expectations, it remained in place longer than intended (through 2017 and into 2018) due to a series of material unexpected technical issues with the mobile app.

As of December 31, 2017, the seatXchange app had 7725 registered users and processed valid ticket transactions totaling $240,084.41 (not including Stripe Card Processing Fees, chargebacks/fraudulent transactions, and/or refunds as explained below).

Competition

SXC's platform is a significant improvement of an overlap of the Secondary Ticket Market and the Seat Upgrade SaaS Market.

Secondary Ticket Market: Very fragmented. Notable players include: Ticketmaster, RazorGator, StubHub, SeatGeek, Vivid Seats, and Gametime. These companies allow users to buy or sell event tickets before an event starts (with some minor exceptions allowing limited transactions for a limited time after start time).

Seat Upgrade Market (SaaS): Notable players include Pogoseat, VenueNext, and Experience. These companies partner with venues and/or teams integrating their technology into the venue/teams platform. They offer in-event seat upgrades into unsold and unused seats.

Liabilities and Litigation

N/A

Liabilities and Litigation (Update as of December 31, 2017)

In November 2016, the Company contracted Appster, Inc ("Initial Developer") to develop the seatXchange mobile app. The Company has suffered material damage caused by the Initial Developers breach of the contract including but not limited to material delay in completing the app as well as the Initial Developers' failure to build the app according to the contracted specifications and with the reasonable skill and care in the industry. Although the full extent of the damages is ongoing and thus unknown, it exceeds $100,000.00. The Company is considering all options (as feasible with the Company's limited resources) to recoup its losses. While the Company continues to use its best efforts to mitigate damages and remain solvent, the Company has been unable to execute its business strategy instead focusing all resources on overcoming these problems and will run out of funds within the first half of 2018 without additional funds.

The team

Officers and directors

Amir Amini	Founder 1 President

Amir Amini

Amir Amini is the Founder and President of SEATXCHANGE. He left a successful legal career spanning more than thirteen years to follow his dream and bring SEATXCHANGE to life. Most recently since 2012 Amir served as Senior Associate at Sanchez & Amador LLP's and led its Business & Real Estate Litigation Team where he represented companies and individuals in complex business litigation, commercial contracts, fraud, trademarks, trade secrets, copyrights, unfair competition, and defamation. Amir was named a Super Lawyer Rising Star in the field of Business Litigation for 8 of the past 9 years. Amir graduated cum laude, from the University of Michigan Law School in 2003, where he served as Associate Editor of the Michigan Telecommunications and Technology Law Review and was the starting shooting guard on the Intramural Graduate Basketball Championship team. With a love of sports and entertainment, Amir has attended over 1000 live events! Amir had the idea for SEATXCHANGE while attending a game where a series of bad circumstances turned into one of the best fan experiences of his life – he was able to switch sides at halftime and watch his team drive on offense the entire game. Amir quickly realized there are countless reasons why fans may want to exchange seats during an event, but there is no platform to do it. SEATXCHANGE offers a peer to peer marketplace where users can buy, sell and exchange seats at any time.

Related party transactions

Founder Amir Amini provided a Loan Advance to the Company on November 29, 2016, in the amount of $50,000.00 at zero percent interest until such time Company could reimburse Mr. Amini. On December 8, 2016, the Company repaid Mr. Amini $25,000.00, leaving a balance of $25,000.00. On July 3, 2017, the Company repaid Mr. Amini an additional $20,000.00, leaving a balance of $5,000.00. As of July 19, 2017, the Company continues to owe Mr. Amini $5,000.00, however it is expected that the loan will be repaid in full by September 1, 2017. Further, two (2) percent of the then vested shares of the common stock (immediately following the issuance of 6,000,000 founder shares to Mr. Amini) were issued to Nick Price who invited Mr. Amini to the football game during which Mr. Amini conceived of the idea that became seatXchange.

Related Party Transactions (Update as of December 31, 2017)

The Company reimbursed Mr. Amini in full. No other Related Party Transactions occurred in calendar year 2017.

RISK FACTORS

These are the principal risks that related to the Company and its business:

Risk Factors (as of December 31, 2016)

- The Company's patents and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We currently have 2 patents pending. We believe the most valuable component of our intellectual property portfolio is our patents (pending) and that some of the Company's current value depends on the strength of these patents (pending). The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to in-venue verification system of seating rights.
- Although we will have the advantage of first to market, there are several potential competitors who are better positioned than we are to take the majority of the market. We will compete with larger, established market players with significantly more resources than the Company. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- This is a brand-new company, we are pre-revenue and expect to launch publicly in Los Angeles end of August 2017 in order to find product market fit before we raise another round of financing to scale into additional cities. It has no history, no clients, no revenues. If you are investing in this company, it's because you think the seatXchange platform is a good idea, that we will be able to successfully market, develop and attract users of the platform and that we can price it right and sell it to enough people so that the company will succeed. We

have yet to launch so we have yet to acquire any users. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to continue to find product market fit in Los Angeles and/or to scale into other cities. We estimate that we will require at least $400,000 to find product market fit in Los Angeles. Most of the funds have already been raised, but If we are unable to raise the remainder of the funds we may need to raise money from bank loans, future sales of securities or some combination thereof.

- Our business projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand and use of the seatXchange platform,, people think its a better option than the competition and seatXchange has priced the services at a level that allows the company to make a profit and still attract business.

- The cost of enforcing our patents could prevent us from enforcing them. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors fromentering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to go public. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Risk Factors (Update As of December 31, 2017)

- The Company suffered significant ongoing material setbacks with the mobile app (bugs/mistakes/crashes/development delays/failure to build according to industry standards caused by the Initial Developers) which have drained Company resources leaving the Company crippled and unable to execute its business strategy. The Company had no choice but to retain a new development team costing additional resources (capital and time) to resolve these unexpected technical issues. As of December 31, 2017, the Company does not have the funds to resolve all of the now known technical problems with the seatXchange app and the Company will likely run out of funds and cease operations in early 2018.

- After further review and consideration, including, but not limited to, advice of Patent Counsel and the Company's Advisory Board, the Company continued to pursue 1 of the 2 provisional patents filed in calendar year 2016. The non-provisional patent was filed within the one year statutory period and is entitled: SECURE METHOD AND SYSTEM FOR VERIFICATION MANAGEMENT AND CONTROL OF EVENT SEAT-RIGHTS (U.S. Patent App. No.: 15/825,695)

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership (as of December 31, 2016

- Amir Amini, 77.4% ownership, Common Stock

Ownership (Update As of December 31, 2017)

The Company's CAP Table as of December 31, 2017 is provided in the table below along with any applicable vesting schedules

All shares (whether vested or not) that are referenced in the CAP Table Below are Common Stock.

SHAREHOLDER	SHARES (common)	DATE BECAME SHAREHOLDER	NOTES (e.g. vesting schedule, if applicable)
Amir Amini (Founder)	6,000,000	9/13/16	Per Bylaws; BOD Minutes
Scot Richardson (Advisor)	130,434	11/1/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Dave Mathews (Advisor)	130,434	10/26/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Jordan Edelson (Advisor)	104,347	12/21/16	Advisory Agreement. One year term. 20,869 shares immediately vested. Remaining shares vest equal amounts each quarter over one year term.
Brent Seals (Advisor)	91,304	11/30/16	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.
Nick Price	130,434	10/22/16	Subscription Agreement
US Law Group (Corporate Counsel)	122,488	9/7/16	Retainer Agreement payment by common stock up to 2% of the company valued at $750,000 in exchange for legal services at a rate of $425/hour.
Kenny "Babyface" Edmonds (Advisor)	130,434	6/7/17	Advisory Agreement. One year term. Equal quarterly shares.
Marvin Epstein (Advisor)	26,086	2/15/17	Advisory Agreement. One year term. One quarter, or 13,043 shares vest each quarter over the one year term. Marvin was terminated on September 8, 2017, with 26,086 shares vesting of the company
Paresh Ghelani (Advisor)	97,824	6/9/17	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.
Bob Sabouni (Advisor)	35,000	1/15/17	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.

			Voluntary agreed to reduced shares of .5% rather than 1% in Advisor Agreement.
Robert Gleason (Co-Founder)	697,330	6/9/17	4% shares (305,780) vested immediately, The remaining 5% vests per vesting schedule: (i) 1.25% after one year continuous consultant with SXC; (ii) the remaining 3.75% vests in equal monthly installments over 36 months.
Brianna Lytle (Head of Marketing)	191,113	10/1/17	Vesting schedule is as follows: (i) 38,223 vested immediately with signing of consultant agreement 10/1/17; (ii) 76,445 vesting after one year full time consultant anniversary of effective date of 10/1/17; and (iii) the remaining 76,445 shares vest in equal monthly installments over next 36 months. If Company is purchased before the anniversary of the effective date and Brianna remains and continues to be fully and continuously consulting SXC then 76,445 shares are accelerated and vested immediately and if a purchase happens after the 1 year anniversary with continuous consulting then the final 76,445 is accelerated and vested immediately.

Classes of securities (as of December 31, 2016)

- **Common Stock**: 7,752,418 Common Stock

The Company is authorized to issue up to 10,000,000 shares of Common Stock. There are a total of 7,752,418 shares of Common Stock issued and outstanding on a fully diluted basis.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock. The Company's certificate of incorporation does not currently authorize the issuance of Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of Preferred Stock. The Company's certificate of incorporation does not currently authorize the issuance of Preferred Stock.

- **SAFE: 849,440**

SAFE (Simple Agreement for Future Equity)

The Company has issued SAFE's to 23 investors for a total amount of $849,440.00. All SAFE's have a Valuation Cap of $5,000,000, all but two investors have a Discount Rate of 20%, and convert into Preferred Stock (the rights and preferences of which have not yet been defined) or Common Stock, per the terms below.

Classes of Securities (Update as of December 31, 2017)

Common Stock: 7,887,228

The Company is authorized to issue up to 10,000,000 shares of Common Stock. There are a total of 7,887,228 shares of Common Stock issued and outstanding on a full diluted basis.

SAFE: $958,520 (which includes $159,440 SAFE with a $6m Valuation Cap or 20% Discount Rate issued to Appster, defined herein as Initial Developers. The Company's position is that the SAFE is null and void in light of Appster's material breaches of the Software Development Agreement. Appster has not signed a Shareholder Agreement a prerequisite to receiving and holding stock in the Company).

SAFE (Simple Agreement for Future Equity)

The Company has issued SAFE's to 27 investors for a total amount of $958,520 (this includes the disputed SAFE of $159,440 to Appster, the Initial Developers). All SAFE's, except Appster's SAFE if valid, have a Valuation Cap of $5,000,000, all but two investors have a Discount Rate of 20%, and convert into Preferred Stock (the rights and preferences of which have not yet been defined) or Common Stock, per the terms below.

Convertible Notes: $55,800.00

The Company also raised a total of $55,800.00 as a Convertible Note through its Start Engine Crowdfunding Campaign. The full terms of of the Note are contained in the

Company's Form C filing for the calendar year ending 2016. The material terms include:

Maturity Date: December 31, 2021

$5M valuation cap 20% discount rate

0% yearly interest rate What is a Convertible Note?

A convertible note offers you the right to receive shares in SXC Live Inc. dba SEATXCHANGE. The number of shares you will receive in the future will be determined at the next equity round in which the Company issues capital equity in the Company to any venture capital, institutional or other investor(s) in an aggregate amount of at least $500,000.00. The highest conversion price per share is set based on a $5M company valuation cap or if less then you will receive a 20% discount on the price the new investors are purchasing. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest

SAFE Conversion/Repayment Terms

1. Equity Financing.

If there is an a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing"), the Company will automatically issue to the Investors a number of shares of Preferred Stock equal to the SAFE Purchase Amount divided by the Conversion Price. The Conversion Price is (i) the Safe Price (the price per share equal to the Valuation Cap divided by the company's capitalization) or (ii) 80% of the price per share of the Preferred Stock sold in the Equity Financing, whichever calculation results in a greater number of shares of Preferred Stock to the Investor.

2. Liquidity Event.

If there is a Change of Control or an Initial Public Offering (a "Liquidity Event"), the Investor will, at its option, either (i) receive a cash payment equal to the SAFE Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. "Liquidity Price" means either (i) the price per share equal to the post-money valuation attributable to the Company in connection with the Change of Control or Initial Public Offering, as applicable, multiplied by the Discount Rate or (ii) price per share equal to the Valuation Cap divided by the Liquidity Capitalization, whichever calculation results in a greater number of shares of Common Stock.

3. Dissolution Event.

A Dissolution Event is (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Upon a Dissolution Event, the Company will pay an amount equal to the SAFE's Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFE's (the "Dissolving Investors") are insufficient to permit the payment to the such Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this paragraph.

onvertible Promissory Notes (Series 2017-CF): 0 Convertible Promissory Notes to be issued in this Offering
The Company is seeking to seeking to sell up to $107,000 in convertible promissory notes in this offering (the "Notes").

Convertible Note Repayment Terms

Interest Rate and Maturity

All Notes have a 0% interest rate and mature date of December 31, 2021 (the "Maturity Date").

Conversion Terms

1. Mandatory Conversion at Qualified Financing.

Upon the occurrence of a financing of the Company prior to the Maturity Date in which the Company issues capital equity in the Company ("New Shares") to any venture capital, institutional or other investor(s) in an aggregate amount of at least $500,000.00 (a "Qualified Financing"), the principal amount of this Note thereon shall be automatically cancelled and converted into such New Shares at a valuation of the Company equal to the lesser of (i) 80% of the Company post-money valuation attributable to the Company in connection with the Qualified Financing and (ii) $5,000,000.00 (the "Valuation Ceiling"), and otherwise on the same terms, conditions and rights as other purchasers of such New Shares.

2. Optional Conversion on Change of Control.

Upon a Change of Control, the Holder, in its sole discretion, shall have the option to convert the entire outstanding principal amount of the Note into New Shares of the Company. As used herein "Change of Control" shall mean the consummation of any transaction or series of related transactions (including the acquisition of the Company by another entity and any reorganization, merger, consolidation or equity exchange, but excluding the sale of securities by the Company in a transaction whose sole purpose is to raise financing for the Company) that results in the shareholders of record of the Company immediately prior to the transaction or transactions holding less than fifty percent (50%) of the voting power of the Company or acquiring company, as applicable, immediately after the transaction or transactions, or which results in the sale of all or substantially all of the assets of the Company. In each such instance, subject to the acceleration option set forth below, the principal amount of the Note shall be automatically cancelled and converted into New Shares at a valuation of the Company equal to the lesser of (i) 80% of the Company post-money valuation attributable to the Company in connection with the Change of Control and (ii) the Valuation Ceiling; provided, however, that in the event of a Change of Control, in lieu of converting the Note into New Shares of the Company, the Investor may elect to accelerate the Maturity Date of the Note such that the outstanding principal shall become due and payable as of the effective date of the Change of Control.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founder, Amir Amini. As a result, he has the ability to make all major decisions regarding the Company. As a holder of the Notes, you will have no voting rights. Even upon conversion of the Notes purchased in this offering, you will hold a minority interest in the Company and the founder will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

FINANCIAL STATEMENTS & FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

The Company's financial statements for the periods ending 12/31/2016 as well as the year ending 12/31/2017 may be found attached to this document.

Financial Condition

Results of Operation (as of December 31, 2016)

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until early September 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation unless the Company reduces its significant marketing spend during those 6 months which will allow the Company to operate for 12 months without revenue generation. The majority of the losses for the prior year were for the initial app development but going forward we have developers on a monthly retainer fee of $10,000.00 to continue to service the app while adding new features and improving current features.

Results of Operation (Update as of December 31, 2017)

As of December 31, 2017, for the reasons discussed herein despite processing significant dollars in ticket transactions, we did not generate any revenue due to the zero transaction fees in place through 2017 and into 2018. For the reasons set forth above, the Company will run out of capital within the first 3-6 months of 2018.

Financial Milestones (as of December 31, 2016)

The Company is currently pre-revenue. The Company is investing heavily into its pre-registration campaign which commenced on June 7, 2017, and will continue to ramp up its marketing spending heading into the Beta launch expected to be late July early August 2017, and further ramping up into public launch and following launch end of August - early September 2017. The Company forecasts a net loss for at least one year while it educates consumers regarding the revolutionary marketplace it is creating and simultaneously invests in creating liquidity for certain events in order to support a positive fan experience and promote organic growth.

Currently we have prepared financial projections through fiscal year end 2017 under two different models. Both projections assume that: (i) we will grow the user base by 5% per week through year end with a total of 34,153 users by 12/31/2017; (ii) the only revenue stream will be transaction fees; (iii) 50% of all transactions on the platform will be buy/sell and 50% of all transactions on the platform will be an exchange; (iv) 10% of the total transactions will involve a cost-share; (v) 25% of all transactions will involve a $5 referral fee credit to the user thereby discounting the fees received by the platform; and (vi) each transaction involves two tickets. Under the first projection model we assume that each user processes one transaction every three months on the platform and under the second projection model we assume that each user processes one transaction every six months on the platform.

With these assumptions, the Company forecasts between $165,000 and $333,000 gross revenue through fiscal year end 2017. Additionally, based on the same assumptions, the company forecasts a monthly run rate between (-$30,000) and $16,000 for month ending 12/31/17.

These projections may be materially impacted positively or negatively by various factors such as (i) growth of users; (ii) frequency of usage; (iii) average quantity of tickets per transaction; and (iv) additional revenue streams. The company is currently exploring multiple higher-margin revenue streams which would materially impact the Company's financial projections.

Financial Milestones (Update as of December 31, 2017)

As of December 31, 2017, for the reasons discussed herein despite processing significant total ticket sales transactions, the Company did not generate any revenue due to the zero transaction fees in place through 2017 and into 2018.

For the reasons set forth above, the Company will run out of capital within the first 3-6 months of 2018.

Liquidity and Capital Resources (as of December 31, 2016)

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, the Company may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company.

At this time, the Company has raised $850,000 of its total first round raise of $950,000 with the remaining final portion being offered in this crowdfunding campaign. The funds raised from this crowdfunding campaign, whether successful or not, will not materially impact the Company's viability. The Company has cash on hand to continue operations through at least fiscal year end 2017 without raising additional capital. Further, the Company has multiple viable options to raise the remaining $100,000 of its first round raise being offered by this crowdfunding campaign but made the decision to give its prospective users/fans an opportunity to own a piece of the company. These options include, but are not limited to, various individual angel investors and/or groups that expressed an intent to invest in the company but the first round raise was completed (except for the remaining $100,000 the company management decided to make available via this crowdfunding campaign).*]*

Liquidity and Capital Resources (Update as of December 31, 2017)

As of December 31, 2017, for the reasons discussed herein despite processing significant dollars in ticket transactions, we did not generate any revenue due to the zero transaction fees in place through 2017 and into 2018. For the reasons set forth above, the Company will run out of capital within the first 3-6 months of 2018.

Indebtedness (as of December 31, 2016)

The Company has an outstanding note to its founder for $5,000. The notes bears cash interest of 0% per month, paid monthly, with the balance due and payable by September 1, 2017.

Indebtedness (Update as of December 31, 20176)

The Company had outstanding credit card debt of $4,598.50.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at www.seatXchange.com/annualreports labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS FOR SXC LIVE INC.

[See attached]



SEATXCHANGE

1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

BALANCE SHEET (unaudited)

September 13, 2016 (inception)

Information as of December 31, 2016

BALANCE SHEET:

Current Assets

Cash:	$46,413.23
Patent	$4,000.00
Website	$4,000.00
Total Assets	**$54,413.23**

Liabilities and Stockholder's Equity:

Related Party Advance	$25,000.00
Total Liabilities:	$25,000.00

Stockholder's Equity:

Common Stock (10,000,000 shares authorized $671.00
par value $0.0001, 6,709,441 issued (please note
that not all of the issued shares have vested.
Please see **Note 1** below).

Additional Paid-in Capital $209,260.50

Retained Earnings: -$154,847.27

Total Stockholder's Equity: $29,413.23

Total Liabilities and Stockholder's Equity: $54,413.23

*****NOTE 1: Please See Vesting Schedule below for shares issued*

SHAREHOLDER	SHARES (common)	DATE BECAME SHAREHOLDER	NOTES (e.g. vesting schedule, if applicable)
Amir Amini (Founder)	6,000,000	9/13/16	Per Bylaws; BOD Minutes
Scot Richardson (Advisor)	130,434	11/1/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Dave Mathews (Advisor)	130,434	10/26/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Jordan Edelson (Advisor)	104,347	12/21/16	Advisory Agreement. One year term. 20,869 shares immediately vested. Remaining shares vest equal amounts each quarter over one year term.
Brent Seals (Advisor)	91,304	11/30/16	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.
Nick Price	130,434	10/22/16	Subscription Agreement
US Law Group (Corporate Counsel)	122,488	9/7/16	Retainer Agreement payment by common stock up to 2% of the company valued at $750,000 in exchange for legal services at a rate of $425/hour.



SEATXCHANGE

1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

INCOME STATEMENT (unaudited)

September 13, 2016 (inception)

Information Current as of December 31, 2016

STATEMENT OF OPERATIONS:

Revenues:	$0.00
Expenses	
Research & Development	$152,573.00
Sales & Marketing	$0.00
General & Administrative	$2,274.27
Net Loss:	-$154,847.27



SEATXCHANGE

1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF CASH FLOW (unaudited)

September 13, 2016 (inception)
Information Current as of December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss:	-$154,847.27
Total:	-$154,847.27

CASH FLOWS FROM INVESTING:

Acquisition of Patent:	$4,000.00
Website:	$4,000.00
Total:	$8,000.00

CASH FLOWS FROM FINANCING: -$193,260.50

CHANGE IN CASH FLOWS:

Beginning Cash:	$0.00
Ending Cash:	$46,413.23



SEATXCHANGE

1270 Granville Ave.
Los Angeles, CA 90025
310-804-0128
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)

September 13, 2016 (inception)

Information Current as of December 31, 2016

STATEMENT OF STOCKHOLDERS EQUITY:

	Common stock		Paid-in Capital	Retained Earnings
	Shares	Amount		
Beginning Balance:	0	0	0	0
Founders stock:	6,000,000	600	-	-
Shares Issued for Services:	709,441	71	-	-
Contributed Capital:	-	-	$209,260.50	-
Net Loss:	-	-	-	-$154,847.27
December 31, 2016:	6,709,441	$671.00	$209,260.50	-$154,847.27



SEATXCHANGE

11601 Wilshire Blvd. Suite 500
Los Angeles, CA 90025
contact@seatXchange.com
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

<u>BALANCE SHEET</u> (unaudited)

*Please note that the Company requested and received an extension to file its corporate tax returns for calendar year 2017. The financial statements herein for calendar year 2017 were prepared by the Company using best efforts to provide materially accurate financial status of the Company but the final calculations will be calculated by the Company's third-party tax advisors and may differ from the numbers reported here.

<u>INFORMATION CURRENT AS OF DECEMBER 31, 2017</u>

BALANCE SHEET:

Current Assets

Cash:	$178,930.75
Patent	$4,000.00
Website	$4,000.00
Total Assets	**<u>$186,930.75</u>**

Liabilities and Stockholder's Equity:

Related Party Advance	$0.00
Credit Card Debt	$4,598.50
Total Liabilities:	**$4,598.50**

Stockholder's Equity:

Common Stock (10,000,000 shares authorized par value $0.0001, 7,887,228 issued (please note that not all of the issued shares have vested. Please see **Note 1** below).	$788.70
Additional Paid-in Capital	**$768,153.00**
Retained Earnings:	**- $581,222.25**
Total Stockholder's Equity**:**	**$182,332.25**
Total Liabilities and Stockholder's Equity:	**$186,930.75**

****_NOTE 1: Please See Vesting Schedule below for shares issued as of December 31, 2017_

SHAREHOLDER	SHARES (common)	DATE BECAME SHAREHOLDER	NOTES (e.g. vesting schedule, if applicable)
Amir Amini (Founder)	6,000,000	9/13/16	Per Bylaws; BOD Minutes
Scot Richardson (Advisor)	130,434	11/1/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Dave Mathews (Advisor)	130,434	10/26/16	Advisory Agreement. One year term. 65,214 shares immediately vested. Remaining 65,214 shares equal amounts each quarter over one year term.
Jordan Edelson (Advisor)	104,347	12/21/16	Advisory Agreement. One year term. 20,869 shares immediately vested. Remaining shares vest equal amounts each quarter over one year term.
Brent Seals (Advisor)	91,304	11/30/16	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.
Nick Price	130,434	10/22/16	Subscription Agreement

US Law Group (Corporate Counsel)	122,488	9/7/16	Retainer Agreement payment by common stock up to 2% of the company valued at $750,000 in exchange for legal services at a rate of $425/hour.
Kenny "Babyface" Edmonds (Advisor)	130,434	6/7/17	Advisory Agreement. One year term. Equal quarterly shares.
Marvin Epstein (Advisor)	26,086	2/15/17	Advisory Agreement. One year term. One quarter, or 13,043 shares vest each quarter over the one year term. Marvin was terminated on September 8, 2017, with 26,086 shares vesting of the company
Paresh Ghelani (Advisor)	97,824	6/9/17	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term.
Bob Sabouni (Advisor)	35,000	1/15/17	Advisory Agreement. One year term. Shares vest in equal quarterly amounts over one year term. Voluntary agreed to reduced shares of .5% rather than 1% in Advisor Agreement.
Robert Gleason (Co-Founder)	697,330	6/9/17	4% shares (305,780) vested immediately, The remaining 5% vests per vesting schedule: (i) 1.25% after one year continuous consultant with SXC; (ii) the remaining 3.75% vests in equal monthly installments over 36 months.
Brianna Lytle (Head of Marketing)	191,113	10/1/17	Vesting schedule is as follows: (i) 38,223 vested immediately with signing of consultant agreement 10/1/17; (ii) 76,445 vesting after one year full time consultant anniversary of effective date of 10/1/17; and (iii) the remaining 76,445 shares vest in equal monthly installments over next 36 months. If Company is purchased before the anniversary of the effective date and Brianna remains and continues to be fully and continuously consulting SXC then 76,445 shares are accelerated and vested immediately and if a purchase happens after the 1 year anniversary with continuous consulting then the final 76,445 is accelerated and vested immediately.



SEATXCHANGE

11601 Wilshire Blvd. Suite 500
Los Angeles, CA 90025
contact@seatXchange.com
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

INCOME STATEMENT (unaudited)

*Please note that the Company requested and received an extension to file its corporate tax returns for calendar year 2017. The financial statements herein for calendar year 2017 were prepared by the Company using best efforts to provide materially accurate financial status of the Company but the final calculations will be calculated by the Company's third-party tax advisors and may differ from the numbers reported here.

INFORMATION CURRENT AS OF DECEMBER 31, 2017

STATEMENT OF OPERATIONS:

Revenues:	**$0.00**
Expenses	
Development	$135,350.00
Sales & Marketing	$101,280.00
General & Administrative	$159,744.98
Chargebacks/Losses from ticket transaction issues	$30,000.00

(only includes losses incurred to customers not costs
to correct, delays, or any other related loss/damage)

Net Loss: **-$426,374.98**



SEATXCHANGE

11601 Wilshire Blvd. Suite 500
Los Angeles, CA 90025
contact@seatXchange.com
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF CASH FLOW (unaudited)

*Please note that the Company requested and received an extension to file its corporate tax returns for calendar year 2017. The financial statements herein for calendar year 2017 were prepared by the Company using best efforts to provide materially accurate financial status of the Company but the final calculations will be calculated by the Company's third-party tax advisors and may differ from the numbers reported here.

INFORMATION CURRENT AS OF DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss: -$426,374.98

Total: **-$426,374.98**

CASH FLOWS FROM INVESTING:

Total: **$0.00**

CASH FLOWS FROM FINANCING: **-$558,893.00**

CHANGE IN CASH FLOWS:

Beginning Cash: **$46,413.23**

Ending Cash: **$178,930.75**



SEATXCHANGE

11601 Wilshire Blvd. Suite 500
Los Angeles, CA 90025
contact@seatXchange.com
www.seatXchange.com

SXC LIVE INC. dba SEATXCHANGE

STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)

*Please note that the Company requested and received an extension to file its corporate tax returns for calendar year 2017. The financial statements herein for calendar year 2017 were prepared by the Company using best efforts to provide materially accurate financial status of the Company but the final calculations will be calculated by the Company's third-party tax advisors and may differ from the numbers reported here.

INFORMATION CURRENT AS OF DECEMBER 31, 2017
STATEMENT OF STOCKHOLDERS EQUITY:

	Common stock		Paid-in Capital	Retained Earnings
	Shares	Amount		
Beginning Balance:	6,000,000	$600.00	$290,260.50	-$154,847.27
Founders stock:			-	-
Shares Issued for Services:	1,887,228	$189	-	-
Contributed Capital:	-	-	$477,892.5	-
Net Loss:	-	-	-	-$426,374.98
December 31, 2017	7,887,228	$789.00	$768,153.00	-$581,222.25

NOTES FROM OPERATIONS (AS OF DECEMBER 31, 2017)

NOTE 1 – NATURE OF OPERATIONS

SXC Live Inc. dba SEATXCHANGE ("Company") was incorporated on September 13, 2016 ("Inception") in the State of Delaware. The Company's headquarters are located in Los Angeles, California.

The Company operates seatXchange, a mobile peer-to-peer marketplace where users can securely and affordably connect, buy, sell, and exchange event tickets/seats before and during an event while enjoying other user only benefits. SeatXchange's beta launch was on September 2, 2017. The beta launch was limited to Los Angeles events occurring in the next five days which was increased to 14 days of events at the end of 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

****PLEASE NOTE THAT THE COMPANY REQUESTED AND RECEIVED AN EXTENSION TO FILE ITS CORPORATE TAX RETURNS FOR CALENDAR YEAR 2017. THE FINANCIAL STATEMENTS HEREIN FOR CALENDAR YEAR 2017 WERE PREPARED BY THE COMPANY USING BEST EFFORTS TO PROVIDE MATERIALLY ACCURATE FINANCIAL STATUS OF THE COMPANY BUT THE FINAL CALCULATIONS WILL BE CALCULATED BY THE COMPANY'S THIRD-PARTY TAX ADVISORS AND MAY DIFFER FROM THE NUMBERS REPORTED HERE*

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly/indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 25, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company is pre-revenue. It expects to recognize revenue from transaction fees beginning in early 2018.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The Company has two credit card accounts with a combined balance of $4,598.50 as of December 31, 2017.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In November 2016, the Company contracted Appster, Inc ("Initial Developer") to develop the seatXchange mobile app. The Company has suffered material damage caused by the Initial Developers breach of the contract including but not limited to material delay in completing the app as well as the Initial Developers' failure to build the app according to the contracted specifications and with the reasonable skill and care in the industry. Although the full extent of the damages is ongoing and thus unknown, it exceeds $100,000.00. The Company is considering all options (as feasible with the Company's limited resources) to recoup its losses. While the Company continues to use its best efforts to mitigate damages and remain solvent, the Company has been unable to execute its business strategy instead focusing all resources on overcoming these problems and will run out of funds within the first half of 2018 without additional funds.

NOTE 5 – STOCKHOLDER'S EQUITY

Common Stock

The Company has authorized the issuance of 10,000,000 shares of its stock (common and/or preferred) with par value of $0.0001. The Company as of December 31, 2017, has issued and outstanding 7,887,228 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founder Amir Amini provided a Loan Advance to the Company on November 29, 2016, in the amount of $50,000.00 at zero percent interest until such time Company could reimburse Mr. Amini. On December 8, 2016, the Company repaid Mr. Amini $25,000.00, leaving a balance of $25,000.00. On July 3, 2017, the Company repaid Mr. Amini an additional $20,000.00, leaving a balance of $5,000.00. The remainder also paid in 2017 leaving a zero balance. Further, as indicated in the Notes in the Company's 2016 Form-C, two (2) percent of the then vested shares of the common stock, or 130,434 shares of common stock, were issued to Nick Price who invited Mr. Amini to the football game during which Mr. Amini conceived of the idea that became seatXchange.

NOTE 7 – SUBSEQUENT EVENTS

Regarding Company Financial Condition

The Company suffered significant ongoing material setbacks with the mobile app (bugs/mistakes/crashes/development delays/failure to build according to industry standards caused by the Initial Developers) which have drained Company resources leaving the Company crippled and unable to execute its business strategy. The Company had no choice but to retain a new development team costing additional resources (capital and time) to resolve these unexpected technical issues.

As of April 25, 2018, the Company has approximately 5 weeks of capital left to remain in business. Unless further emergency capital is obtained, the Company will have no choice but to halt operations and liquidate assets. In order to remain solvent, the Company may have no choice but to accept capital at unfavorable terms (if that option is even available) to remain solvent.

Regarding seatXchange App

In mid-February 2018, the Company implemented tiered flat fee transaction fees for ticket transactions. Further, in early 2018, the Company added additional cities; as of April 25, 2018 the seatXchange app lists events in the following cities: Los Angeles, New York, San Francisco/Bay Area, Houston, Boston, Philadelphia, and Washington DC. Further seatXchange now lists events for the next 60 days.

Despite the foregoing expansion, the Company continues to operate with the significant limitations of the problematic architecture of the app's source code.

The Company has identified and pursued significant gaps in the event ticket market which the Company's platform can uniquely address. In doing so, the Company is involved in advanced discussions with industry leaders, including, but no limited to, Ticketmaster/LiveNation and AEG Presents but such opportunities, while promising and noteworthy, have been ongoing for several months and will likely take several additional months before any relationship can materialize. This means that unless the Company receives additional capital, the Company will become insolvent before these opportunities can be realized.

The Company has focused all time and energy to raising additional capital to remain in business long enough to benefit from the opportunities but to date it has not obtained any additional capital than that reported herein this Annual Form-C.

Regarding Company Income Tax Filings

As reported in the Company's 2016 Form-C, although the Company is a C-Corporation, the Company's 2016 tax returns were inadvertently filed as an S-Corporation. On December 28, 2016, the Company notified the IRS of the inadvertent error and requested to revoke the Company's election as an S-Corporation. On February 27, 2017, the IRS issued a letter notifying the Company that it revoked the Company's election to be treated as an S-Corporation beginning January 1, 2017.

Recently, the Company's new tax advisor counseled that because the Company received investment from a corporation in calendar year 2016, the improper S-Corporation election was null and void when filed. As a result, the Company has been advised that it must refile its 2016 tax returns as a C-Corporation which has been completed as of April 25, 2018.

With respect to the Company's 2017 tax returns, the Company has requested and received an extension to file such returns. As of the preparation of this Annual Form-C, the Company has yet to prepare and file its 2017 tax returns. As such, all results herein may not accurately reflect the final figures which may be reported on the Company's 2017 tax returns, once prepared. The Company has used its best efforts to prepare the Financial Statements herein with the information available to it at the time of preparation. As such, as of January 1, 2017, the Company will be treated as a C-Corporation, however, for the period ending December 31, 2016, the Company was treated as an S-Corporation.

Regarding Potential Liability

On April 6, 2018, the Company received an attorney letter on behalf of former independent contractor Anne Roberts. The letter requests Ms. Roberts' employee file and pay records. The Company is informed and believes that Ms. Roberts alleges that she was improperly classified as an independent contractor, rather than an employee, and as an employee she was entitled to certain rights such as meal/rest breaks, overtime, and employee benefits.

The Company issued a responsive letter on April 27, 2018, strongly denying Ms. Roberts' allegations that she was an employee and, without waiving any objection and/or right, produced the requested documents to the extent they exist since Ms. Roberts was not an employee which was clearly communicated to and accepted by Ms. Roberts at the time such discussions were had.

I, Amir Amini, the Founder and President of SXC Live inc. dba seatXchange, hereby certify that the financial statements of SXC Live Inc., and notes thereto for the period ending December 31, 2017, included in the Annual Form C-AR were prepared using best efforts with the information available at the time of their preparation and upon such best efforts are true and complete in all material respects to the best of Company's understanding.

For the year ending December 31, 2017, the Company has not as of the date of the preparation and filing of this Annual Form C-AR prepared or filed its 2017 tax returns. The Company timely requested and received an extension to file the 2017 tax returns.

_____ (Signature)

PRESIDENT / FOUNDER (Title)

____4/29/2018____ (Date)